January 18, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Jessica Plowgian

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated December 21, 2012

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage and Ms. Plowgian:

I refer to your letter to Ms. Jin Huang, dated December 21, 2012, relating to Ambow Education Holding Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on May 29, 2012.

We are working closely with our advisors on preparing answers to the issues raised in your letter and are still in the process of collecting the relevant information in order to prepare accurate and complete answers.  Therefore, we respectfully request a further extension of the deadline to January 31, 2013 to respond to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorneys, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Very truly yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer